================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark One)

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________


                          COMMISSION FILE NO. 001-07964


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          NOBLE ENERGY, INC. THRIFT AND
                               PROFIT SHARING PLAN
                        100 Glenborough Drive, Suite 100
                              Houston, Texas 77067

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               NOBLE ENERGY, INC.
                        100 Glenborough Drive, Suite 100
                              Houston, Texas 77067

================================================================================

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedule


                                TABLE OF CONTENTS


                                                                                              PAGE
Independent Auditors' Report                                                                    1

Financial Statements:

      Statements of Net Assets Available for Benefits - December 31, 2002 and 2001              2

      Statements of Changes in Net Assets Available for Benefits - Years ended
          December 31, 2002 and 2001                                                            3

Notes to Financial Statements                                                                   4

SUPPLEMENTAL SCHEDULE

      Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2002        7

      All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
      Income Security Act of 1974 have been omitted because they are not applicable.

                          INDEPENDENT AUDITORS' REPORT



The Employee Benefits Committee and Participants
Noble Energy, Inc. Thrift and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                                        KPMG LLP

Oklahoma City, Oklahoma
May 30, 2003

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                                       2002             2001
                                                                   --------------   --------------
Assets:
      Cash and cash equivalents                                    $      224,976          112,213
                                                                   --------------   --------------
      Investments, at fair value:
          Money market funds - short-term                               9,539,766        7,994,296
          Noble Energy, Inc. common stock                               7,694,183       10,089,870
          Common stocks                                                   192,961               --
          Mutual funds                                                 28,500,534       30,004,286
          Loans to participants                                         2,455,889        2,295,299
                                                                   --------------   --------------
                      Total investments                                48,383,333       50,383,751
                                                                   --------------   --------------
      Receivables:
          Interest and dividends receivable                                   341               --
          Due from broker for securities sold                             702,024          285,185
                                                                   --------------   --------------
                      Total receivables                                   702,365          285,185
                                                                   --------------   --------------
                      Total assets                                     49,310,674       50,781,149
                                                                   --------------   --------------
Liabilities:
      Due to broker for securities purchased                              385,177          430,664
      Administrative expenses payable                                          --            1,130
                                                                   --------------   --------------
                      Total liabilities                                   385,177          431,794
                                                                   --------------   --------------
                      Net assets available for benefits            $   48,925,497       50,349,355
                                                                   ==============   ==============


See accompanying notes to financial statements.

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001


                                                                    2002               2001
                                                                 --------------    --------------
Additions to net assets attributed to:
      Investment income (loss):
          Net depreciation in fair value of investments          $   (5,135,168)       (5,452,841)
          Interest                                                      308,748           593,504
          Dividends:
              Noble Energy, Inc. common stock                            38,954            36,526
              Common stocks and mutual funds                              3,501           471,876
                                                                 --------------    --------------
                      Net investment loss                            (4,783,965)       (4,350,935)
                                                                 --------------    --------------
      Contributions:
          Employer                                                    2,302,157         2,145,188
          Participants                                                3,574,377         3,139,669
                                                                 --------------    --------------
                      Total contributions                             5,876,534         5,284,857
                                                                 --------------    --------------
                      Total additions                                 1,092,569           933,922
                                                                 --------------    --------------
Deductions from net assets attributed to:
      Benefits paid to participants                                   2,509,787         4,539,504
      Administrative expenses                                             6,640            82,984
      Investment expenses                                                    --             7,858
                                                                 --------------    --------------
                      Total deductions                                2,516,427         4,630,346
                                                                 --------------    --------------
                      Net decrease                                   (1,423,858)       (3,696,424)
Net assets available for benefits, beginning of year                 50,349,355        54,045,779
                                                                 --------------    --------------
Net assets available for benefits, end of year                   $   48,925,497        50,349,355
                                                                 ==============    ==============



See accompanying notes to financial statements

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)      DESCRIPTION OF THE PLAN

         The Noble Energy, Inc. Thrift and Profit Sharing Plan (the Plan), as amended, is a defined contribution plan covering certain employees who have completed specified terms of service with Noble Energy, Inc., formerly Noble Affiliates, Inc., and its wholly owned subsidiaries (collectively referred to as the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         The following description of the Plan provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

         Employees are eligible to participate in the Plan on the first day of any calendar month following employment. Participants may contribute up to 15% of their basic compensation. The employer matching contribution percentage is 100% of the participant's contribution up to 6% of the participant's basic compensation, and is funded on a monthly basis. However, discretionary contributions may be made to the Plan at the discretion of the President of the Company.

         The Plan is to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon notice of termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby shall become fully vested, and the balances in their accounts shall be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy, Inc. Employee Benefits Committee (the Committee).

         The Plan is exempt from federal income taxes under Sections 401 and 501(a) of the Internal Revenue Code and has received a favorable determination letter from the Internal Revenue Service (IRS) dated March 8, 2003. Therefore, management of the Company is of the opinion that the Plan meets IRS requirements and continues to be tax-exempt.

         The Plan incorporates the following provisions: (1) participants fully vest after three years of service (prior January 1, 2002, participants vested after five years of service), (2) participants may borrow from the Plan, as discussed below, (3) overtime is included in the participant's basic compensation, and (4) the Plan provides a definition of early retirement.

         Participating employees have an option as to the manner in which their contributions may be invested.

         A participant may borrow from the Plan up to the lesser of $50,000 or one-half of the participant's vested account balance. Interest is charged at the current Prime rate and loans are required to be repaid within five years through payroll deductions. Repayments of principal and interest are credited to the borrowing participant's account.

         Employer contributions are invested as designated by the participants in the individual funds.

         The Plan is administered by the Committee. Investment decisions are recommended by a professional investment advisory firm appointed by the Committee.

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(2)      SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

         (a)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (b)      INVESTMENTS

                  Investments traded on national securities exchanges are valued at closing prices on the last business day of the year.

                  Effective November 1, 2001, Fidelity Investments Institutional Operations Company, Inc. (Fidelity) was designated the new trustee of the Plan, replacing BancFirst. Under the terms of the Plan, Fidelity and BancFirst (the Trustees), on behalf of the trust fund, are allowed to acquire, hold, and dispose of the common stock of Noble Energy, Inc.

                  At December 31, 2002 and 2001, the Plan held the following investments which separately represented more than 5% of the Plan's net assets available for benefits:

INVESTMENT                                                           SHARES            FAIR VALUE
--------------------------------------------------------------   ----------------   ----------------
2002:
      Fidelity Dividend Growth Fund                                       148,812   $      3,321,476
      Fidelity Growth Fund                                                 79,811          2,826,906
      Fidelity Puritan Fund                                               360,830          5,697,500
      Fidelity Retirement Money Market Portfolio                        9,539,766          9,539,766
      Noble Energy, Inc. Common Stock                                     204,905          7,694,183
      PIMCO Moderate Duration Fund                                        401,266          4,145,080
      Spartan US Equity Index Fund                                        211,582          6,590,792
      Loans to participants                                                    --          2,455,889
2001:
      Fidelity Dividend Growth Fund                                       130,845   $      3,706,826
      Fidelity Growth Fund                                                 70,171          3,734,493
      Fidelity Puritan Fund                                               332,976          5,883,693
      Fidelity Retirement Money Market Portfolio                        7,994,296          7,994,296
      Franklin Small-Mid Cap Growth Fund                                   95,705          2,983,138
      Noble Energy, Inc. Common Stock                                     285,913         10,089,870
      PIMCO Moderate Duration Fund                                        293,203          2,946,693
      Spartan US Equity Index Fund                                        221,250          8,991,588

               NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

         (c)      EXPENSES OF THE PLAN

                  Some expenses incurred in the administration of the Plan, including expenses and fees of the trustees, are charged to and paid by the Plan.

         (d)      FORFEITURES

                  Under the provisions of the Plan, all amounts forfeited as of the end of that year may be applied to reduce required employer contributions. Forfeitures amounted to $31,660 and $14,962 in 2002 and 2001, respectively, and reduced the required employer contributions.

(3)      NET DEPRECIATION IN FAIR VALUE

         During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                                                                       2002             2001
                                                                   --------------    --------------
Fair value as determined by quoted market price:
      Noble Energy, Inc. common stock                              $      409,334         1,982,390
      Common stocks                                                      (402,008)               --
      Mutual funds                                                     (5,142,494)       (7,435,231)
                                                                   --------------    --------------
                      Net depreciation in fair value               $   (5,135,168)       (5,452,841)
                                                                   ==============    ==============



         Realized gains (losses) are calculated based on proceeds from the sale of assets and the fair value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation (depreciation) of investments is calculated based on the fair value of the assets at the end of the Plan year and the fair value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Purchases and sales of investments are recorded on a trade-date basis.

                NOBLE ENERGY, INC. THRIFT AND PROFIT SHARING PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

            IDENTITY OF ISSUER, BORROWER,                                                      NUMBER OF             CURRENT
            LESSOR, OR SIMILAR PARTY                    DESCRIPTION OF INVESTMENT               SHARES                VALUE
      -----------------------------------------    ----------------------------------------    ----------        ----------------
      Money market funds:
*         Fidelity Retirement Money
             Market Portfolio                      Money market mutual fund - Short-term        9,539,766        $      9,539,766
                                                                                                                 ----------------
      Common stocks:
*         Noble Energy, Inc.                                                                      204,905               7,694,183
          AOL Time Warner, Inc.                                                                       400                   5,240
          Charter Communications, Inc.                                                             20,000                  23,600
          Continental Airlines, Inc.                                                                   80                     580
          General Electric Corp.                                                                      500                  12,175
          Halliburton Co.                                                                           3,502                  65,518
          ITT Industries, Inc.                                                                        200                  12,138
          Liberty Media Corp.                                                                         100                     894
          MTC Technologies, Inc.                                                                       50                   1,265
          Northwest Biotherapeutics Company                                                            60                       8
          Pfizer, Inc.                                                                              1,100                  33,627
          SAP AG                                                                                    1,000                  19,500
          Southwest Airlines Co.                                                                      100                   1,390
          Sun Microsystems, Inc.                                                                    5,000                  15,550
          Worldcom, Inc.                                                                           12,000                   1,476
                                                                                                                 ----------------
                                                                                                                        7,887,144
                                                                                                                 ----------------
      Mutual funds:
          Franklin Advisers                        Franklin Small-Mid Cap Growth Fund             109,857               2,411,351
          Morgan Stanley Investments               Morgan Stanley Institutional Fund Trust
                                                      Mid Cap Growth Portfolio                     11,095                 131,585
          Morgan Stanley Investments               NASDAQ 100 Trust Unit Fund                       2,800                  68,236
          Strong Capital Management                Strong Opportunity Fund                         11,467                 329,103
          Dodge & Cox                              Dodge & Cox Stock Fund                          20,602               1,814,082
          PIMCO Funds                              PIMCO Moderate Duration Fund                   401,266               4,145,080
*         Fidelity Investments                     Fidelity Puritan Fund                          360,830               5,697,500
*         Fidelity Investments                     Fidelity Growth Fund                            79,811               2,826,906
*         Fidelity Investments                     Fidelity Diversified International Fund         14,178                 243,296
*         Fidelity Investments                     Fidelity Dividend Growth Fund                  148,812               3,321,476
*         Fidelity Investments                     Fidelity Freedom Income Fund                     3,461                  36,685
*         Fidelity Investments                     Fidelity Freedom 2000 Fund                       1,264                  13,915
*         Fidelity Investments                     Fidelity Freedom 2010 Fund                      19,282                 220,586
*         Fidelity Investments                     Fidelity Freedom 2020 Fund                      52,858                 562,408
*         Fidelity Investments                     Fidelity Freedom 2030 Fund                       7,450                  76,284
*         Fidelity Investments                     Fidelity Freedom 2040 Fund                       1,920                  11,249
*         Fidelity Distributors                    Spartan US Equity Index Fund                   211,582               6,590,792
                                                                                                                 ----------------
                                                                                                                       28,500,534
                                                                                                                 ----------------
*     Participant loans                            Interest rates range from 4.25% to 9.50%                             2,455,889
                                                                                                                 ----------------
             Total                                                                                               $     48,383,333
                                                                                                                 ================


* Represents party-in-interest.

See accompanying independent auditors' report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  June 30, 2003


                                     NOBLE ENERGY, INC. THRIFT AND PROFIT
                                     SHARING PLAN


                                     By: /s/ Robert K. Burleson
                                        ---------------------------------------
                                        Robert K. Burleson, Vice President of
                                        Noble Energy, Inc.

                                INDEX TO EXHIBITS


    EXHIBIT
     NUMBER                                       DESCRIPTION OF EXHIBITS
-----------------         ------------------------------------------------------------------------------
         23               Consent of KPMG LLP

         99               Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant
                          to Section 906 of the Sarbanes-Oxley Act of 2002